February 4, 2016

VIA EDGAR

Mr. Nicholas Panos

Special Senior Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Skyline Medical Inc.
Schedule TO
File No. 5-86172
Filed: January 22, 2016

Dear Mr. Panos:

This letter responds on behalf of Skyline Medical Inc. (the “Company”) to your comment letter addressed to Joshua Kornberg dated February 2, 2016 with respect to the filing listed above. Included below is each of your comments and the corresponding responses supplied by the Company:

Exhibit 99(a)(1)(A)

Summary

1.	The disclosure at page 11 indicates that “[t]here are material differences between the terms of the Existing Units and the terms of the New Units…” Please provide us with a brief legal analysis that explains the basis upon which the issuer concluded that Rule 13e-3 was inapplicable to this tender offer transaction.

This tender offer transaction does not enhance our ability or otherwise enable us to delist and deregister the Existing Units, and therefore our view is that Rule 13e-3 is inapplicable to the Exchange Offer. As disclosed in the prospectus that forms a part of the related registration statement on Form S-4 (File No. 333-209092) (the “Form S-4”) at page 32 under “Price Range of Common Stock – Holders,” there are currently 21 holders of record of the Existing Units. This is less than the minimum number of Existing Unit holders required to deregister the Existing Units under Section 12 of the Securities Exchange Act of 1934, as amended. Additionally, the Existing Units will separate into their components automatically on February 29, 2016 (which is only seven days after the expiration date of the Exchange Offer) or earlier in certain circumstances. These factors provide the Company with the ability to delist or deregister the Existing Units irrespective of the Exchange Offer and were disclosed to security holders in the prospectus that forms a part of the Form S-4 at page 8 under “Questions and Answers about the Exchange Offer — Does the Exchange Offer impact the ability of the Company to delist the Existing Units?” This prospectus was distributed to security holders together with the Offer Letter.

Withdrawal rights, page 21

2.	The disclosure indicates that “[a]n extension of the Expiration Date will not affect a holder of Existing Unit’s withdrawal rights, unless otherwise provided or as required by applicable law.” Advise us of the circumstances under which an existing unit holder’s rights could be affected should an extension of the expiration date occur, or delete the disclosure. Refer to Rule 13e-4(f)(2)(i).

Before requesting effectiveness of the Form S-4, the Company undertakes to file an amendment to Schedule TO, which will include an amended copy of Exhibit 99(a)(1)(A) that replaces the phrase on page 22, “[a]n extension of the Expiration Date will not affect a holder of Existing Unit’s withdrawal rights, unless otherwise provided or as required by applicable law,” with the following phrase “[a]n extension of the Expiration Date will not affect a holder of Existing Unit’s withdrawal rights.” The Company also undertakes to file an amendment to the Form S-4 to revise the corresponding language on page 94 of the prospectus contained therein.

Financial Information Regarding the Company, page 28

3.	The disclosure indicates that financial information has been incorporated by reference from the issuer’s Form 10-K and Form 10-Q. The Division of Corporation Finance takes the view that financial information incorporated by reference in order to satisfy Items 1010(a) and (b) of Regulation M-A must be summarized and disclosed in accordance with Item 1010(c) of Regulation M-A. Refer to Instruction 6 to Item 10 of Schedule TO and corresponding interpretation I.H.7 in the July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations: http://www.sec.gov/interps/telephone/phonesupplement3.htm Please advise us whether or not the financial information included at pages F-3-F-27 in the related Form S-4 filing has been distributed to security holders, or revise the Offer Letter to include the Item 1010(c) information and disseminate it in accordance with Rule 13e-4(e)(3).

The staff is advised that the entire prospectus that forms a part of the Form S-4, and, therefore, pages F-3-F-27 thereof, has been distributed to security holders together with the Offer Letter.

* * *

In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. As the Company would like to have the Form S-4 declared effective prior to February 16, 2016, your prompt attention to the foregoing would be greatly appreciated. If you have any other questions or further comments about these responses, please contact the undersigned at (651) 389-4806 or Martin Rosenbaum, Esq. at (612) 672-8326.

Sincerely,

/s/ Bob Myers

Bob Myers

Chief Financial Officer

cc:	Joshua Kornberg, President, Chief Executive Officer and Interim Chairman of the Board
Martin R. Rosenbaum, Esq., Maslon LLP
Spencer G. Feldman, Esq., Olshan Frome Wolosky LLP